STOECKLEIN LAW GROUP, A PROFESSIONAL CORPORATION

PRACTICE LIMITED TO FEDERAL SECURITIES

EMERALD PLAZA	Telephone: (619) 595-4882
402 West Broadway	Facsimile: (619) 595-4883
Suite 400	email: djs@slgseclaw.com
San Diego, California 92101	web: www.slgseclaw.com

December 1, 2005

Mr. John Reynolds

Assistant Director

Office of Emerging Growth Companies

United States

Securities and Exchange Commission

100 F.Street, N.W.

Washington, D.C. 20549 -0405

RE:	XSInventory
Your Letter of November 9, 2005

Form SB-2, Amendment Filed on September 15, 2005

File No. 333-118632
Fifth Comment Response

Dear Mr. Reynolds:

This correspondence is in response to your letter dated November 9, 2005 in reference to our filing of Amendment No. 4 to Form SB-2 filed on September 15, 2005 on behalf of XSInventory, your File No. 333-118632. We have filed Amendment No. 5 to our Form SB-2, concurrent herewith. Additionally, the filing has updated financial statements through quarter ended September 30, 2005.

Prospectus Summary, Page 1

1.     We note your response to comment one of our letter dated August 8, 2005. The Summary Financial disclosure should be part of the summary section. As such please revise accordingly. Also, please revise to include in the summary section disclosure that you have achieved losses since inception and that your auditors have substantial doubt about your ability to continue as a going concern.

XS Inventory Comment Ltr.

Dated December 1, 2005

We have moved the Summary Financial Information to fall below the “Prospectus Summary.” We have added the second paragraph of the Prospectus Summary to read as follows: “We have achieved losses in the amount of $101.437 since inception and our auditors have substantial doubts about our ability to continue as a going concern.”

Risk Factors, page 2

2.     Please revise the subheading of risk factor one to plainly state that your auditors have substantial doubt about your ability to continue as a going concern.

We have revised the subheading of risk factor one by adding the second sentence. The subheading reads as follows:

We are a development stage company organized in September 2002 and have commenced operations, which makes an evaluation of us extremely difficult. At this stage of our business operations, even with our good faith efforts, we may never become profitable or sell any significant amount of products, thus potential investors have a high probability of losing their investment. Our auditor’s have substantial doubt about our ability to continue as a going concern. Additionally, our auditor’s report reflects the fact that the ability of the Company to continue as a going concern is dependent upon its ability to raise additional capital from the sale of common stock and, ultimately, the achievement of significant operating revenues. If we are unable to continue as a going concern, you will lose your investment.

3.     The statement that investors “might otherwise [receive] a premium over the market price” in risk factor five appears speculative. Please revise to remove the statement or substantiate the statement in light of the fact that there is no market for your securities and you have limited operations. Instead revise risk factor five to clearly discuss the risk associated with concentrated ownership in one individual.

We have revised risk factor three to conform to your comment.

4.     The subheading to risk factor 10 only mentions your marketing plan. It would appear you need additional

XS Inventory Comment Ltr.

Dated December 1, 2005

financing for implement a wide range of plans. Please revise to clearly reflect the risks.

We have revised the heading to reference business plan as opposed to marketing plan. We believe the risk factor adequately discusses the requirement of additional funding to facilitate the business plan.

Special Note Regarding Forward-Looking Statements, page 7

5.     Revise your disclosure concerning the company’s obligations to update the information contained in the prospectus to address those duties to update required under Federal securities laws, including those obligations set forth in the undertakings to this registration statement.

We have revised the Forward-Looking Statements as requested by adding the last sentence to the first paragraph of the referenced section.

Use of Proceeds, page 9

6.     We note your response to comment three. You state that “they have agreed to discount the expense to $2,000 if [you] only receive the minimum.” It would appear that the statement applies if you also receive the “middle amount.” Please revise.

We have modified the footnote to state “...if we receive $67,500, or less.” See below:

Legal. Our agreement with the Stoecklein Law Group is based upon the firm’s representation of our company for the next two years. Included in this representation is our agreement to pay $2,000 out of the first $67,500 of funds raised in this offering; however, if we are successful in reaching the maximum proceeds or any portion above $67,500, we will pay an additional amount up to $10,000 (which includes the $2,000), pro rated based upon the amount raised over and above the $67,500. Our agreement with the Stoecklein Law Group is for the law firm to receive $10,000 for the work on the registration; however in the event we are unsuccessful in our fund raising activity, then in that event they have agreed to discount the expense to $2,000 if we receive $67,500, or less. We have allocated additional legal expenses, up to $17,500, for covering the legal expenses related to our filing of quarterly reports, and our annual report for 2005. In the event we do not raise the funds required under this offering, then we will be unable to incur the additional legal expenses, or such expenses will be required to be paid from either advances from our sole director and major stockholder, or from other private placements. The $13,560 is allocated to cover the costs associated with filing our quarterly and annual statements.

XS Inventory Comment Ltr.

Dated December 1, 2005

7.     We do not understand how legal expenses for filing periodic reports vary based on the amount of funds your raise in this offering. It would appear that the difference between $17,500 and $13,560 is additional compensation to Stoecklein Law Group that should be disclosed pursuant to Item 509 or Regulation S-B.

The legal expenses related to filing periodic reports does not vary depending upon the funds raised in this offering. We are unsure of the exact legal fees associated with the filing of periodic reports in that the fee is not a stated sum and may change as a result of the complexity of the filing. We are merely allocating legal fees of $17,500 from this offering, any additional fees will have to be provided from other sources.

Plan of Distribution and Terms of the Offering, page 12

8.     Please advise why the two individuals taking part in the sale and distribution of your shares are not considered underwriters or revise to reflect such classification.

The two individuals referenced are not considered underwriters because they are not in the business of a broker-dealer. An issuer selling its own securities is neither a broker nor dealer. It is not a broker as it is not engaged in the sale of securities for another, and it is not a dealer because it does not both buy and sell securities(1). Mr. Evangelista, the President and sole director of the Company is relying on Rule 3a4-1 for compliance. Please see “Plan of Distribution and Terms of the Offering’” for disclosure under Rule 3a4-1. Additionally, please review the factors regarded as significant in compliance with Rule 3a4-1 as set forth in a no action letter – (SEC Div. Market Reg. No-Action Letter (Oct. 6, 1972), Fed. Sec. L. Rep. (CCH) 79,099. These factors include: (1) only four officers and directors would sell the securities; (2) none of them had significant backgrounds in the securities business; (3) they were not hired to participate in the offering; (4) each would have substantial other duties; (5) no special compensation would

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(1) 15 U.S.C.A. §78c(a)(4) and (5)

XS Inventory Comment Ltr.

Dated December 1, 2005

be received for their sales efforts; and (6) they would remain with the company after the conclusion of the offering.

We believe the status of Mr. Evangelista, as the sole officer and director of the company in addition to conformity with 3a4-1 avoids the necessity of his registration as a Broker-Dealer.

Mr. Ream holds a series 63 license, and at the time of the selling effort will be registered with the state of Nevada pursuant to NRS §90.360.

9.     Your response to comment seven states that you will only be offering your securities in Nevada. We are not able to locate such limitation in the prospectus. You do state that Todd Ream will only sell in Nevada, but do not limit the abilities of Michael Evangelista from doing otherwise. On page 14, you also state that “if a sale occurs from a jurisdiction from outside” Nevada, compliance with state securities laws is necessary. Please revise to update the states you will conduct this offering in.

We intend to only sell in the state of Nevada. Mr. Ream will only sell in the state of Nevada. However, the issuer is not limited to sales in the state of Nevada. To the extent sales would occur in another jurisdiction other than the state of Nevada, the state securities laws of such jurisdiction would be adhered to. We are specifically not limiting the abilities of Michael Evangelista from selling in jurisdictions other than the state of Nevada because we are not required to do so. Additionally, the issuer is not required to specify what states it will sell in, in so much as the issuer does not know what other jurisdictions sales will occur in. If such sales do occur, the issuer will comply with the securities laws of those jurisdictions, if any.

10.    We note that family, friends, and business associates could make referrals. Please revise to discuss the potential consequences if the participation by family, friends, and business associates becomes substantial in nature.

XS Inventory Comment Ltr.

Dated December 1, 2005

First, the issuer does not intend to allow for the participation to become substantial; however, that being said, it is not necessary that the issuer have the substantial and pre-existing relationship between itself and the prospective investor. In lieu of such a relationship, the issuer can also demonstrate a substantial and pre-existing relationship with a prospective investor through a “finder,” such as family and friends, that is acting on behalf of the issuer.

An issuer may take advantage of a substantial and pre-existing relationship between a finder and a prospective investor depending on the nature and quality of that relationship. According to the Commission: the types of relationships with offerees that may be important in establishing that a general solicitation has not taken place are those that would enable the issuer (or a person acting on its behalf) to be aware of the financial circumstances or sophistication of the persons with whom the relationship exists or that otherwise are of some substance and duration. (2)

Since there is no remuneration to occur with the referrals, if any, we do not anticipate issues relative to any substantial finder activity as you are implying. However, to the extent there is concern on our part over these relationships, counsel will be reviewing all subscription agreements, relationships, and methods of acquiring investment capital.

11.    It is unclear to us how the individuals selected to undertake the offering for the company can engage in enumerated activities without complying with the registration and operational rules under the Securities Exchange Act of 1934 with respect to the broker/dealers. Please revise to provide a complete analysis of these issues for each individual and for the company, as applicable.

First, please review our response to comment 8 above, as we believe that the individuals are operating within the

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 (2)Mineral Lands Research & Marketing Corp. SEC No-Action Letter dated December 4, 1985.

XS Inventory Comment Ltr.

Dated December 1, 2005

parameters of Rule 3a4-1. We believe that the individuals are inconformity with the safe harbor provisions of Rule 3a4-1 in that the categories of activities which can be engaged in by such persons without being deemed a broker are being so limited.

These individuals are associated persons of the issuer, the securities of which are being sold. There are a number of activities related to an offering which certain persons can engage in and be within the safe harbor rule provided they meet the four basic conditions (associated persons of the issuer, no statutory disqualification, not an associated person of a broker-dealer, and remuneration not based on sale of securities). These activities include the following: (3)

1.	Preparing and/or delivering written communications (including a prospectus and sales material) provided those communications do not involve the oral solicitation of potential purchasers.
2.	Responding to inquiries of a potential purchaser in a conversation initiated by the potential purchaser.
3.	Performing ministerial and clerical work involved in connection with the offering.

In the situation at hand, neither individual is being compensated for the sale of securities.

Description of Business, page 20

12.    We note your response to comment 10. Please revise to include a discussion of your recent activities. Discuss any stoppages you have recently experienced in your sales.

We have added the last sentence of the paragraph on “Overview” to respond to your comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

In response to MD&A issues, please note that we have updated the financial statements to include the third

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 (3) Rule 3a4-1(a)(4)(iii)

XS Inventory Comment Ltr.

Dated December 1, 2005

quarter numbers, which have impacted the discussions relating to MD&A.

Six Months ended June 30, 2005 compared to the Six Months ended June 30, 2004, page 27

13.    At the bottom of page 27, we note that you attribute the increase in revenue to the “acquisition of additional inventory.” First please revise to explain the sentence on page 28 discussing cost of goods sold that states, “the increase reflects a decrease in inventory purchases.” Your cost of goods sold decreased from the six months in 2004 compared to the same six months in 2005. If you meant to disclose that you had a decrease in inventory purchases, reconcile that with the noted disclosure in the first sentence of this comment.

In the process of providing updated financials through September 30, 2005, we have revised the referenced section. Please review the “Revenue” section under Results of Operations.

14.    Please revise to explain how your gross profits “decreased from 4% ... to 11%.”

We have provided updated financials through September 30, 2005, and in the process have revised the explanation of our gross profits.

15.    Please revise to quantify your gross profits for the respective periods.

We have added information which quantifies our gross profits for the period ended September 30, 2005 as compared to September 30, 2004.

Year ended December 31, 2004 compared to Year ended December 31, 2003, page 29

16. Please revise to clarify your cost of goods sold discussion. Revise to explain why available proceeds for

XS Inventory Comment Ltr.

Dated December 1, 2005

this purpose were decreased in 2004. Were you solely relying upon capital contributions which decreased?

We revised the referenced paragraph. Supplementally, our sole officer and director provided less capital in 2004 vs 2003.

Plan of Operation, page 30

17. On page 30 you state your expenditures for the following year will be at least $31,700. On page 31 you state you “will require approximately $65,000 to operate your business over the next 12 months.” Please revise to reconcile the noted disclosure regarding your cash requirements for the next 12 months.

We revised the Plan of Operation for consistency between the two referenced paragraphs.

Executive Compensation, page 33

18.    We note that if you manage to raise the maximum offering amount, you will pay Mr. Evangelista a salary of $5000. Please revise to clarify if this will be a recurring salary or a one at a time payment until you are able to achieve revenues of $100,000.

We have made the revision to the section on Executive Compensation to respond to your comment.

Statements of Operations, page F-3

19.    The expenses presented for the year ended December 31, 2004 and 2003, and the cumulative period do not foot. Please revise as appropriate.

The cumulative periods have been revised to foot.

Independent accountant’s review report, page F-13

20.    It appears that the audit report date referenced in the fourth paragraph (September 6, 2005) on page F-13 is not consistent with the audit report date for the year ended December 31, 2004 (June 10, 2005) presented on page

XS Inventory Comment Ltr.

Dated December 1, 2005

F-1. Please advise your accountant to revise the review report.

Our auditor has revised the date referenced in paragraph 5, of September 6, 2005 to June 10, 2005, per your request.

Exhibit 15

21.    As stated in our prior comment NO. 23, you need to file as an exhibit the independent accountant’s letter specifically acknowledging awareness that you are including its review report dated September 6, 2005 for the six months ended June 30, 2005 in the registration statement. Refer to Exhibit 15 of Item 601 of Regulation S-B.

As requested, the auditor has revised the Exhibit.

Yours truly,

/s/ Fonald J. Stoecklein

Donald J. Stoecklein

Cc Michael Evangelista